

Mail Stop 3561

December 22, 2016

Peter Evensen
Chief Executive Officer and Chief Financial Officer
Teekay Offshore Partners L.P.
Belvedere Building, 4th Floor
69 Pitts Bay Road
Hamilton, HM 08
Bermuda

> **Re: Teekay Offshore Partners L.P.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 18, 2016**
> **File No. 001-33198**

Dear Mr. Evensen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Selected Financial Data, page 5

1. Please ensure financial statements and other data presented in tabular form read consistently from left to right in the same chronological order throughout your filing. We note, for example, that your selected financial data on page 7 begins with the earliest period and ends with the latest period while your consolidated financial statements beginning on page F-3 begins with the latest period and ends with the earliest period. Refer to SAB Topic 11.E for guidance.

<u>Reconciliation of "EBITDA" and "Adjusted EBITDA" to "Net (loss) income", page 9</u>

2. We note that your Adjusted EBITDA calculation includes "Adjustments relating to equity income." Your presentation may be inconsistent with Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please describe to us any changes you expect to make to your presentation in light of this new guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Patrick Kuhn at 202-551-3308 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure